Exhibit 99.1

LUXOFT HOLDING, INC

WRITTEN RESOLUTIONS OF THE SHAREHOLDERS

Made pursuant to articles of association of the Company

The undersigned, being shareholders with a majority of in excess of 50% of the votes of the shares entitled to vote thereon acting by written consent without a meeting pursuant to the Articles of Association of Luxoft Holding, Inc (the “Company”), DO HEREBY CONSENT to the adoption of the following resolutions.

2014 Incentive Compensation Plan

All capitalized terms not otherwise herein defined shall have the meaning ascribed to them in the Plan as defined below.

WHEREAS the Company wishes to establish an incentive compensation plan to be known as the “Luxoft Holding, Inc 2014 Incentive Compensation Plan”, on the terms and conditions set forth in the attached document under the same name (the “Plan”).

WHEREAS the Board of Directors (the “Board”) of the Company and the Compensation Committee thereof adopted the Plan on November 11, 2014.

WHEREAS the purposes of the Plan are: (i) to enhance the Company’s and the Affiliates’ ability to attract highly qualified personnel; (ii) to strengthen their retention capabilities; (iii) to enhance the long-term performance and competitiveness of the Company and the Affiliates; and (iv) to align the interests of Plan participants with those of the Company’s shareholders.

WHEREAS to accomplish such purposes, the Plan provides that the Company may grant Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, Performance Share Awards, Dividend Equivalents and Cash-Based Awards.

WHEREAS, up to 2.3 million of the Company’s Class A ordinary shares may be issued under the Plan over a five-year period, subject to adjustment for certain changes in the Company’s share capital.

WHEREAS the Plan shall become effective upon the date on which the Plan is approved by the affirmative vote of the holders of a majority of the Shares which are present or represented and entitled to vote and voted at a meeting (the “Effective Date”), which approval must occur within the period ending twelve (12) months before or after the date the Plan is adopted by the Board of Directors.

WHEREAS the Plan shall commence on the Effective Date and shall remain in effect, subject to the right of the Board to amend or terminate the Plan at any time pursuant to Section 16 thereof, until all Shares subject to it shall have been delivered, and any restrictions on such Shares have lapsed, pursuant to the Plan’s provisions; provided that in no event may an Award be granted under the Plan on or after ten years from the Effective Date.

RESOLVED that the Plan be and is hereby approved in all respects.

FURTHER RESOLVED that any and all actions heretofore or hereafter taken by any one director, officer, employee or agent of the Company in connection with the Plan or otherwise within the terms of the foregoing recitals and resolutions be and are hereby ratified and confirmed in their entirety.

Each of the undersigned has executed these resolutions, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the name below.  If the consent is in one or more counterparts, and the counterparts bear different dates, then the effective date of this resolution is the earliest date upon which shareholders holding in excess of 50% of the votes have consented to the resolution by signed counterparts.

Date:

Date:

Date:

Date:

Date: